CUSIP NO. 300904 10 90            13D/A             Page 1 of 6 Pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AM
                   ENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 2)*

                                   Excite, Inc.
                                (Name of Issuer)

                             Common Stock, no par value
                           (Title of Class of Securities)

                                  300904 10 90
                                 (CUSIP Number)

                George Vradenburg, III, Esquire, General Counsel, America Online, Inc., 22000 AOL Way, Dulles Virginia 20166
                                              (703) 448-8700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 26, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


__________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 300904 10 90              13D/A                    PAGE 2 OF 6 PAGES

  1     NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
        ONLY)

        America Online, Inc.
        54-1322110

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    __
                                                              (b)     X

  3     SEC USE ONLY

  4     SOURCE OF FUNDS*                                            N/A

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                               __

  6     CITIZENSHIP OR PLACE OF ORGANIZATION                      Delaware

 NUMBER OF    7
                   SOLE VOTING POWER                  2,250,777
  SHARES      8
                   SHARED VOTING POWER                  383,824
BENEFICIALLY  9
   OWNED BY        SOLE DISPOSITIVE POWER             2,250,777
     EACH
   REPORTING  10
                   SHARED DISPOSITIVE POWER             383,824
  PERSON
    WITH
 11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                              2,634,601
 12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       X
 13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  16.2%
 14
        TYPE OF REPORTING PERSON*                            CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 300904 10 90               13D/A               PAGE 3 OF 6 PAGES
 1
        NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
        ONLY)

        AOL Ventures, Inc.
        54-1797162
 2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)    __
                                                            (b)    X
 3
        SEC USE ONLY
 4
        SOURCE OF FUNDS*                                          N/A
 5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                             __
 6
        CITIZENSHIP OR PLACE OF ORGANIZATION                  Delaware

 NUMBER OF    7
                   SOLE VOTING POWER                  0
  SHARES      8
                   SHARED VOTING POWER                   383,824
BENEFICIALLY  9
 OWNED BY          SOLE DISPOSITIVE POWER             0
        EACH
 REPORTING    10
                   SHARED DISPOSITIVE POWER              383,824
PERSON
    WITH
 11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                383,824
 12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                        X
 13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   2.4%
 14
        TYPE OF REPORTING PERSON*                             CO


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP 300904 10 90                  13D/A                   PAGE 4 OF 6 PAGES

     This statement constitutes Amendment No. 2 ("Amendment No. 2") to the Statement on Schedule 13D originally filed on April 11, 1997 (the "Original Filing") and amended on October 20, 1997 ("Amendment No. 1") by America Online, Inc., a Delaware corporation ("America Online") and AOL Ventures, Inc. a Delaware corporation and wholly-owned subsidiary of America Online ("AOL Ventures"), with respect to the Common Stock of Excite, Inc., a California corporation ("Excite"). This filing is being made on behalf of America Online and AOL Ventures (collectively, "AOL").

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     As of the date hereof:

          (a) America Online owns directly: 2,250,777 shares of common stock, par value $.01 per share (the "Common Stock") of Excite.

          (b) AOL Ventures owns directly (on as-converted-to-Common Stock basis) 383,824 shares of Common Stock of Excite, as follows:
     (i) a Series E-3 Preferred Stock Warrant held by AOL Ventures that is exercisable for 325,000 shares of Series E-3 Preferred Stock of Excite;
     and (ii) 58,824 shares of Common Stock of Excite. As a wholly-owned subsidiary of America Online, AOL Ventures may be deemed to have shared beneficial ownership with America Online of the shares of Common Stock held by AOL Ventures.

     The 2,634,601 shares of Common Stock (on an as-converted-to-Common Stock basis) held in the aggregate by AOL constitutes 16.2% of the number of shares of Common Stock of Excite outstanding (based upon the number of shares of Common Stock outstanding on October 31, 1997 as reported in Excite's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997).

     AOL reported in Amendment No. 1 that it had converted on June 25, 1997 680,330 shares of Common Stock into an equivalent number of shares of Series E-4 Preferred Stock of Excite. The statement should have reported the conversion 621,506 shares of Common Stock into an equivalent number of shares of Series E-4 Preferred Stock of Excite. The remaining 58,824 shares of Common Stock of Excite were not converted.

CUSIP 300904 10 90                13D/A                   PAGE 5 OF 6 PAGES

     Since the date of Amendment No. 1, America Online and/or AOL Ventures participated in the following transactions involving equity securities of
Excite:

          (i) On December 26, 1997, AOL exercised its right under the Acquisition Agreement dated as November 25, 1996 to convert the following shares:

               150,000 shares of Series E-3 Preferred Stock into an equivalent number of shares of Common Stock of Excite;
               1,250,000 shares of Series E-1 Preferred Stock into an equivalent number of shares of Common Stock of Excite;
               300,000 shares of Series E-2 Preferred Stock into an equivalent number of shares of Common Stock of Excite;
               79,271 shares of Series E-3 Preferred Stock into an equivalent number of shares of Common Stock of Excite; and
               621,506 shares of Series E-4 Preferred Stock into an equivalent number of shares of Common Stock of Excite.

          (ii) AOL sold the following shares of Common Stock of Excite:


               Trade Date          No. of Shares       Price per Share

               12/29/97               90,000                $27.97
               12/30/97               60,000                $28.80

          (iii) AOL Ventures transferred, without consideration, 700,777 shares previously reported as owned by it to America Online, Inc.

     All sales identified above were effected in open market transactions through a broker.

CUSIP 300904 10 90              13D/A                     PAGE 6 OF 6 PAGES

SCHEDULE A
    DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.

     Schedule A is hereby amended by deleting the reference to "James V. Kimsey, Director" and adding "Daniel F. Akerson, Director."
SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


AMERICA ONLINE, INC.:         January 12, 1998
                              Date


                              /s/Lennert J. Leader
                              Signature



                              Lennert J. Leader, Senior Vice President,
                              Chief Financial Officer, Treasurer, Chief
                              Accounting Officer and Assistant Secretary
                              Name/Title



      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


AOL VENTURES, INC.:           January 12, 1998
                              Date



                              /s/Lennert J. Leader
                              Signature



                              Lennert J. Leader, Senior Vice President
                              Name/Title